UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940



                       RiverSource Retirement Series Trust
                   -----------------------------------------
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Minneapolis and the state of Minnesota on the 30th day of May, 2006.


                                 Signature  RiverSource Retirement Series Trust
                                            -----------------------------------
                                                    (Name of Registrant)


                                 By         /s/ Leslie L. Ogg
                                            ----------------------
                                                Leslie L. Ogg
                                                Vice President, General Counsel
                                                and Secretary


Attest:  /s/ Diane R. Kepp
         -----------------
               (Name)

        Assistant Secretary
         -------------------
               (Title)